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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             PYR ENERGY CORPORATION
                       (Name of Subject Company (Issuer))

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                            SAMSON INVESTMENT COMPANY
                       (Names of Filing Persons (Offeror))

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                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    693677106
                      (CUSIP Number of Class of Securities)

                            ------------------------


                                ANNABEL M. JONES
                  ASSISTANT GENERAL COUNSEL - CORPORATE AFFAIRS
                            SAMSON INVESTMENT COMPANY
                             TWO WEST SECOND STREET
                              TULSA, OKLAHOMA 74103
                                 (918) 591-1006

                                 WITH A COPY TO:

                                 R. SCOTT COHEN
                           WEIL, GOTSHAL & MANGES LLP
                          200 CRESCENT COURT, SUITE 300
                                DALLAS, TX 75201
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

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                           CALCULATION OF FILING FEE*
=========================================   ====================================
          Transaction Valuation                     Amount of Filing Fee
-----------------------------------------   ------------------------------------
             Not Applicable                            Not Applicable
-----------------------------------------   ------------------------------------
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[_]   Check the box if any part of the fee is offset as provided by Rule 0-11(a)
      (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:   ____________        Filing Party:  ____________

      Form or Registration No.: ____________        Date Filed:    ____________


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]   third-party tender offer subject to Rule 14d-1.
      [_]   issuer tender offer subject to Rule 13e-4.
      [_]   going-private transaction subject to Rule 13e-3.
      [X]   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


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      Samson Investment Company issued the following press release on March 20,
2007:




FOR IMMEDIATE RELEASE


Contact:
Dennis R. Neill
Senior Vice President - Samson Investment Company
Telephone (918) 591-1010


SAMSON ANNOUNCES ITS INTENT TO LAUNCH CASH TENDER OFFER FOR PYR ENERGY CORPORATION FOR $1.21 PER SHARE


         Tulsa, Oklahoma, March 20, 2007 - Samson Investment Company today announced its intention to commence a cash tender offer to purchase 100% of the outstanding shares of Pyr Energy Corporation (AMEX: PYR) common stock at an offer price of $1.21 per share, or approximately $46 million in the aggregate. Samson's offer represents a premium of approximately 29% over PYR's closing stock price of $0.94 on Friday, January 26, 2007, the last trading day preceding the public disclosure of Samson's initial acquisition proposal, and a premium of approximately 17% over PYR's closing price of $1.03 on Monday, March 19, 2007.

         As a consequence of the foregoing, Samson has formally withdrawn its prior $1.23 per share acquisition proposal submitted by Samson to PYR on January 29, 2007. The reasons for Samson's reduction in the offer price from $1.23 to $1.21 per share are set forth in the letter included below.

         Samson's $1.21 per share offer includes a value for PYR's interest in the currently-drilling Nome-Harder No. 1 well, operated by Samson in Jefferson County, Texas. To the extent that actual data for the well differs from Samson's estimates, Samson's $1.21 per share offer for PYR's stock will be revised, as more fully described in the letter below.

         C. Philip Tholen, Executive Vice President of Samson, said "In light of our inability to make meaningful progress with the PYR board of directors over the past 50 days, we have concluded that both our interests and the interests of PYR's stockholders would be better served by the submission of our offer directly to PYR's stockholders. We believe that the PYR stockholders should have the option to choose a transaction providing them with the greatest value and this offer will provide them the opportunity to make their views known."

         In connection with this announcement, Samson delivered the following letter to PYR management:




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



      March 20, 2007



      Mr. Kenneth R. Berry, Jr.
      Chief Executive Officer
      1675 Broadway, Suite 2450
      Denver, CO 80202

      Board of Directors
      Pyr Energy Corporation
      1675 Broadway, Suite 2450
      Denver, CO 80202

      Gentlemen:

            In light of our inability to achieve any meaningful progress in our discussions regarding Samson Investment Company's ("Samson") acquisition proposal, Samson is announcing today that it intends to commence a tender offer to purchase 100% of the outstanding common stock of PYR for $1.21 per share in cash. The transaction is valued at approximately $46 million, plus the assumption of PYR's debt.

            This $1.21 per share offer represents significant value for PYR stockholders, reflecting a premium of approximately 29% over PYR's closing stock price on January 26, 2007, the last trading day prior to the public announcement of Samson's initial acquisition proposal, and a premium of approximately 17% over PYR's most recent closing price. We believe that PYR's stockholders will find our $1.21 per share cash offer attractive and will seize the opportunity to maximize the value of their investment at a substantial premium to PYR's market price.

            As you are aware, Samson submitted its first acquisition proposal to PYR by letter dated January 29, 2007 at a price per share of $1.23. Again, at our meeting in C.K. Cooper's offices on February 21, 2007, I reaffirmed the $1.23 per share price based on quick timing and an agreed-to deal. Since we have neither quick timing nor an agreement, Samson's offer must be reduced for the following specific reasons:

            a.    The ongoing excessive level of PYR's overhead.
            b. The unnecessary incremental fees and expenses being incurred by PYR as a result of its failure to conduct an efficient sale process.
            c.    Additional dilutive stock options issued by PYR.
            d. The sale of PYR's Ryckman Creek properties at a price substantially below the value used by Samson in its initial offer to acquire PYR's stock.

            Samson's $1.21 per share offer includes a value for PYR's interest in the currently-drilling Nome-Harder No. 1 well, operated by Samson in Jefferson County, Texas. The value included for the Nome-Harder No. 1 was determined before the actual drilling results are known and was based on a very high probability of success and using a present value discount applicable to an already producing well. PYR owns a 4.16667% working interest in this well, with its net revenue interest reduced by royalties and the current 50% Venus Net Profits Interest. We anticipate that the well will certainly be logged, and quite possibly completed, prior to the



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      expiration of Samson's tender offer. To the extent that actual data for the Nome-Harder No. 1 well differs from Samson's estimates, Samson's $1.21 per share offer for PYR's stock will be revised.

            No further Samson Board approvals are required in order to consummate the acquisition. We will fund the acquisition strictly from working capital and have been advised by counsel that there are no material regulatory approvals required for this transaction. Elimination of the principal obstacles to completion of this transaction are solely in the control of the PYR board of directors. Once PYR removes these impediments, we are confident that the transaction will be quickly consummated.

            In light of the foregoing, Samson hereby formally withdraws the acquisition proposal to acquire the entire company submitted to you on January 29, 2007, as well as the alternative proposal, submitted to you on February 26, 2007 at your request (as clarified by a series of emails between Samson and C.K. Cooper between March 2 and 5, 2007), for the purchase by Samson of PYR's Jefferson County, Texas properties.

                                                 Very truly yours,

                                                 SAMSON INVESTMENT COMPANY



                                                 /s/ C. Philip Tholen
                                                 ---------------------------
                                                 C. Philip Tholen
                                                 Executive Vice President


      The offer, when commenced, will be subject to various conditions, including (i) that the PYR shares tendered and not withdrawn, together with PYR shares already owned by Samson and its subsidiaries, represent not less than two thirds of the outstanding PYR shares, determined on a fully diluted basis, (ii) that the PYR board of directors has taken all actions necessary to render the PYR shareholder rights plan inapplicable to the transaction, (iii) that Samson nominees constitute a majority of the PYR board of directors upon consummation of the offer, (iv) that the PYR board of directors has taken all actions necessary to exempt the transaction from the applicable provisions of the Maryland anti-takeover statutes, (v) the acceleration of the maturity date of PYR's convertible promissory notes in the approximate principal amount of $7.3 million to the date immediately preceding the contemplated second-step merger, and (vi) other customary conditions. The offer will not be subject to receipt of financing. The offer price will be funded from Samson's cash on hand. No material regulatory requirements are anticipated.

      Following consummation of the tender offer, Samson intends to consummate a second-step merger in which all remaining PYR stockholders would receive the same cash price paid in the tender offer.

      The complete terms and conditions of the tender offer will be contained in the Offer to Purchase included in the tender offer statement that Samson will


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file with the United States Securities and Exchange Commission. The Offer to
Purchase will also be mailed to PYR's stockholders.

      Samson Investment Company, headquartered in Tulsa, Oklahoma, is a large privately held corporation engaged in oil and gas exploration, acquisition and production operations in 18 states in the United States, Canada, and the North Sea. Samson's tender offer statement and related press releases can be found at www.samson.com when available.

      Weil, Gotshal & Manges LLP and Hogan & Hartson LLP are acting as legal counsel to Samson. Innisfree M&A Incorporated is acting as Information Agent.

  IMPORTANT LEGAL INFORMATION

      This press release is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any shares. Any offers to purchase or solicitation of offers to sell PYR common stock will only be made pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents), which will be filed with the Securities and Exchange Commission ("SEC").

      PYR STOCKHOLDERS ARE URGED TO READ SAMSON'S TENDER OFFER STATEMENT AND OTHER DISCLOSURE DOCUMENTS REGARDING THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. PYR STOCKHOLDERS MAY OBTAIN FREE COPIES OF THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, AT THE SEC'S WEB SITE AT WWW.SEC.GOV OR BY CALLING INNISFREE M&A INCORPORATED, THE INFORMATION AGENT FOR THE OFFER, AT (888) 750-5834 (TOLL FREE FROM THE U.S. AND CANADA).